FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@Lbix.com

LEADING BRANDS
APPPOINTS NATIONAL US BROKER FOR
NATURAL AND SPECIALTY CHANNELS
FOR TREK® AND SOY2O™

VANCOUVER, CANADA, July 27, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only fully integrated premium beverage company, is pleased to announce the appointment of National Specialty Sales, Inc. ("NSSI") headquartered in Denver, Colorado, as its exclusive broker for the natural retail and specialty trade channels in the U.S. NSSI is a wholly owned subsidiary of Acosta Company with $1.5 billion in annual sales. NSSI is the largest natural food brokerage company in the United States, representing 14 of the top 20 natural foods companies. For more information on NSSI, see www.acosta.com/nssi.asp.

NSSI is an extremely powerful ally for Leading Brands in gaining distribution and sales for Soy²O™ and Trek® in the U.S. Leading Brands USA, Inc. Vice-President of Sales Matt Hughes commented that: "NSSI's focus on natural and specialty distributors and retailers is an ideal fit for our Integrated Distribution System (IDS) in the U.S. The more than 300 sales associates of NSSI are charged with gaining listings with key natural/specialty distributors and retailers throughout the U.S. for Leading Brands' products."

Pat Wilson, President of Leading Brands USA, Inc. added: "This is a perfect fit for us. NSSI will provide us the sales coverage needed to continue to grow and expand distribution of our brands in the US. We instantly get access to more than 300 of their sales associates to represent our products at a reasonable cost that varies with sales. This is the start of a great expansion in the USA for us. We are very proud to be able to associate ourselves with a team that is so well respected in the trade.

"We are currently working closely with the NSSI teams in the Northeast, Southeast and Northwest in gaining distributor and retailer listings. We will be expanding our collaboration with NSSI throughout the balance of the US in the next few weeks and months.

"NSSI's relationship with Acosta Company is an added bonus bringing tremendous depth and resources in category management and access to syndicated data to our company. Both NSSI and Leading Brands are focused on our products' growth in the important and fast growing natural retail trade channel."

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, and Cool Canadian® Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com

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